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                                                                                                                        Exhibit 12.1

                                             THE DOW CHEMICAL COMPANY AND SUBSIDIARIES
                                         COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                                            (Unaudited)


                                                               For the six
                                                               months ended              For the year ended December 31,
                                                                  June 30,      ---------------------------------------------------
                                                                    2001          2000       1999       1998       1997       1996
                                                               ------------     --------   --------   --------   --------   --------
                                                                                                (in millions)
Net income (loss) from continuing operations                           (437)       1,675      1,637      1,707      2,471     2,483

Add (deduct):
     Income taxes                                                      (220)         839        874        902      1,320     1,423
     Capitalized interest                                               (34)         (98)       (96)       (90)       (82)      (80)
     Amortization of capitalized interest                                25           58         58         62         65        67
     Equity in earnings of non-consolidated affiliates                  (73)        (354)       (95)       (31)      (211)     (194)
     Distributed income of non-consolidated affiliates                   30          132        153        154        180       236
     Minority interests' share in income                                 12           72         74         20        113       194

Income (loss) as adjusted                                              (697)       2,324      2,605      2,724      3,856     4,129


Fixed charges:
     Interest expense including amortization of debt
          discount and capitalized debt costs                           361          665        564        607        550       570
     Capitalized Interest                                                34           98         96         90         82        80
     Rental expense - interest component                                 64          128        131        130        130       130

Total fixed charges                                                     459          891        791        827        762       780

Adjusted earnings (loss) available for the
     payment of fixed charges                                          (238)       3,215      3,396      3,551      4,618     4,909



Ratio of earnings to fixed charges                                       (a)         3.6        4.3        4.3        6.1       6.3
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(a)  As a result of $1,408 million in pre-tax costs for merger-related expenses and restructuring, earnings for the six months ended June 30, 2001 were inadequate to cover fixed charges, with a deficiency of $697 million.